UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Aspire Global PLC
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Malta
(Jurisdiction of Subject Company’s Incorporation or Organization)
NeoGames S.A
(Name of Person(s) Furnishing Form)
Ordinary shares
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Moti Malul Chief Executive Officer 63-65, rue de Merl L-2146 Luxembourg, Grand Duchy of Luxembourg Tel: +972-3-607-2571
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
April 27, 2022
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	Luxembourg Prospectus, dated April 26, 2022.
99.2	Offer document, dated April 26, 2022.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Ehibit Number
99.3	NeoGames’ stand-alone financial statements for the financial year 2021
99.4	NeoGames’ stand-alone financial statements for the financial year 2020
99.5	NeoGames’ stand-alone financial statements for the financial year 2019

PART III – CONSENT TO SERVICE OF PROCESS

NeoGames S.A. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated April 27, 2022.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NeoGames S.A

/s/ Moti Malul
Name:	Moti Malul
Title:	Chief Executive Officer

Date: April 27, 2022